SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
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^ (ALSO ADMITTED IN CALIFORNIA)
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FRANKFURT
REGISTERED FOREIGN LAWYERS		LONDON
ANDREW L. FOSTER (NEW YORK)		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

June 11, 2018

Confidential

Ms. Mara L. Ransom

Ms. Yolanda Guobadia

Mr. Robyn Manuel

Mr. Parhaum J. Hamidi

Ms. Lisa M. Kohl

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                             Walnut Street Group Holding Limited (CIK No. 0001737806)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on May 7, 2018

Dear Ms. Ransom, Ms. Guobadia, Mr. Manuel, Mr. Hamidi and Ms. Kohl:

On behalf of our client, Walnut Street Group Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 5, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 7, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated June 5, 2018, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim financial statements and related financial information for the three months ended March 31, 2017 and 2018 and as of March 31, 2018.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Prospectus Summary

Our Business, page 1

2.                                      We note your disclosure here that you “have experienced substantial growth since [your] inception in 2015.” Please revise to clarify here that, before completing the transition into your current business model in the first quarter of 2017, you generated the substantial majority of your revenue from an online direct sales business which no longer generates revenue, with a view to putting your statements with respect to your substantial growth into context with respect to the current business model. Please provide similar clarification in the Business section on page 93 where you assert that your “new e-commerce business model has created a snowball effect that led to [y]our exponential growth.”

In response to the Staff’s comment, the Company has revised pages 5 and 102 of the Revised Draft Registration Statement to include the referenced clarification.

Corporate History and Structure, page 3

3.                                      Since investors will be investing in a holding company that does not directly own its operations in China, please make this fact clear in your prospectus summary. It must be clear that the business you are describing is not the registrant’s business but is the business of your variable interest entities. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 32.

In response to the Staff’s comment, the Company has revised page 7 of the Revised Draft Registration Statement to include the referenced disclosure.

4.                                      Please briefly disclose the significant restrictions on payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries and VIE are distributable as cash dividends to you. We note the related disclosure on pages 37 to 38 and 115 to 116.

In response to the Staff’s comment, the Company has revised page 7 of the Revised Draft Registration Statement to include the referenced disclosure.

Conventions that Apply to this Prospectus, page 5

5.                                      Please revise your disclosure to clarify whether GMV includes shipping charges paid by buyers to sellers.

In response to the Staff’s comment, the Company has revised page 9 of the Revised Draft Registration Statement to include the referenced clarification.

6.                                      We note your disclosure on page 99 that buyers may access your platform and make purchases within Weixin directly. Please revise your disclosure to clarify whether “active buyers” and “monthly active users” include those that access your program through Weixin directly.

In response to the Staff’s comment, the Company has revised page 9 of the Revised Draft Registration Statement to include the referenced clarification.

Risk Factors

Risks Related to Our Business and Industry

Any change, disruption, discontinuity in the features and functions of major social networks could severely limit . . . , page 14

7.                                      Please expand this risk factor to specify whether users can currently access your platform, make team purchases, and share product information without using a social network generally and without using Weixin or QQ specifically. In this regard, we note your disclosure on page 19 that Weixin “serves as one of [your] access points to [your] platform.” Please provide similar clarifying disclosure where you reference social networks on page 1 of the prospectus summary.

In response to the Staff’s comment, the Company has revised pages 4 and 18 of the Revised Draft Registration Statement to include the referenced disclosure.

Tencent provides services to us in connection with various aspects of our operations . . . ,  page 19

8.                                      Please revise to disclose in this risk factor that Tencent owns both Weixin and QQ.

In response to the Staff’s comment, the Company has revised page 24 of the Revised Draft Registration Statement to include the referenced disclosure.

Our online marketing services constitute internet advertisement . . . ., page 25

9.                                      Please revise to disclose here the proportion of your revenue that is derived from “online marketing services and other related services” and is therefore subject to potential confiscation in the event of a violation of PRC advertising laws, rules and regulations.

In response to the Staff’s comment, the Company has revised page 29 of the Revised Draft Registration Statement to include the referenced disclosure.

Capitalization, page 58

10.                               Please tell us your consideration of revising the pro forma as adjusted capitalization table to reflect the April 2018 issuance of 254,473,500 Class A Ordinary Shares to a company controlled by your Founder. Please also tell us your consideration of revising pro forma loss per share in Summary Consolidated Financial Data and Selected Consolidated Financial Data to reflect the income statement and balance sheet effects of this share issuance. Refer to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has revised pages 62 and 63 of the Revised Draft Registration Statement to reflect the April 2018 share issuance in the pro forma as adjusted capitalization table as of March 31, 2018.

The Company respectfully advises the Staff that it has determined that the April 2018 share issuance is not required to be reflected in the pro forma loss per share as of December 31, 2017 and March 31, 2018, and this determination is based on the following considerations: (i) according to SAB Topic 1.B.3, if proceeds from an initial public offering are to be used to pay dividends to its prior owners and promoters, such issuance is required to be included in the computation of pro forma earnings per share, and this requirement is not applicable to the April 2018 share issuance, (ii) the 254,473,500 Class A ordinary shares were not outstanding securities as of December 31, 2017 or March 31, 2018 that may be converted into ordinary shares after the balance sheet dates to have caused a change in capital structure requiring pro forma loss per share presentation, and (iii) the April 2018 share issuance did not meet the definition of nominal issuance as prescribed by SAB Topic 4.D, as consideration received (i.e., value of services provided in the form of compensation expense) was equal to the fair value of the shares as of the issuance date. Therefore, the issuance was not a recapitalization that requires pro forma loss per share presentation.

Management’s Discussion and Analysis, page 72

11.                               Where you identify two or more factors that contributed to material changes in financial statement line items, please consider revising your disclosures to quantify the individual impact of each factor; in this regard, we note you have identified multiple factors contributing to the year over year changes in costs of revenues and gross (loss)/profit.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 77 and 78 of the Revised Draft Registration Statement.

Key Factors Affecting Our Results of Operations, page 72

12.                               In your disclosure on page 73, you identify “attracting, engaging and retaining buyers” as a factor that directly affects your results of operations. You also state on page 73 that your “buyers and merchants have been increasing in parallel as a result of the powerful network effects of [y]our platform.” Finally, you include metrics such as “active buyers,” “active merchants,” and “monthly active users” in various locations throughout your prospectus. Please expand your MD&A disclosure to present these metrics and discuss any material trends in these and any other important metrics you use to track user, buyer, and merchant acquisition, engagement, and retention. Refer to Item 4.a of Form F-1 and Item 5.D of Form 20-F. For guidance, refer to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 77 of the Revised Draft Registration Statement.

Our ability to manage our costs and expenses by leveraging our scale of business, page 73

13.                               Please revise to elaborate upon your belief that your marketplace model “has significant operating leverage and enables [you] to realize structural cost savings.” Your revised disclosure should explain what you mean by “significant operating leverage” and describe how your marketplace model has such leverage and how it enables you to realize structural cost savings.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 78 of the Revised Draft Registration Statement.

Key Components of Results of Operations, page 73

14.                               It appears that revenues from online marketplace services include revenues from online marketing services and transaction services. Please revise the disclosure in this section to quantify the amount of revenue you generated from online marketing services such as bidding for keywords and advertising placements versus the amount you generated from transaction services such as commission fees. Refer to Item 4.a of Form F-1 and Item 5.A of Form 20-F. Please also tell us what types of revenue constitutes transaction services revenue, other than commission fees.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 79 of the Revised Draft Registration Statement.

15.                               Please provide additional disclosure regarding the commission fees that you earn when transactions are completed on your platform, including the range of commission percentages that you may charge and the factors you consider when establishing such fees. Please refer to Item 4.a of Form F-1 and Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 79 of the Revised Draft Registration Statement.

16.                               Please quantify the cost of online marketplace services incurred from payment processing versus those incurred from platform operation.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 80 of the Revised Draft Registration Statement.

Business

Our “New E-Commerce” Platform, page 96

17.                               On pages 96 and 97, you state, “Nearly all of the transactions in 2017 were team purchases.” Please revise to specify the proportion of your orders in 2017 and in the first quarter of 2018 that were team purchases, or tell us why you believe this information is not important.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 105 of the Revised Draft Registration Statement to clarify that substantially all of the transactions on the Company’s platform in 2017 were team purchases. The Company respectfully advises the Staff that approximately 99% of the transactions on the Company’s platform in this period were team purchases. As such, the Company does not believe the disclosure of specific proportion of the transactions that were team purchases in this period or any subsequent period would provide additional meaningful information to the public investors.

18.                               Please provide additional disclosure about the third-party online payment service providers with which you cooperate, including whether you are dependent upon any particular provider or providers for such services. Refer to Item 4.B.6 of Form 20-F. To the extent material, provide additional disclosure about the terms of any cooperation agreements with these providers.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 105 of the Revised Draft Registration Statement. The Company has also made additional disclosure with respect to the Strategic Cooperation Framework Agreement with Tencent on page 141 of the Revised Draft Registration Statement and has submitted a copy of the Strategic Cooperation Framework Agreement as Exhibit 10.13 to the Revised Draft Registration Statement.

Our Buyers, page 99

19.                               You state here that you “source a substantial portion of your buyer traffic from major social networks in China, such as Weixin and QQ.” Please revise to quantify here the proportion of your buyer traffic that you source from social networks generally and from Weixin and QQ specifically. Please provide similar disclosure in the risk factor discussing your use of social networks on page 14. Please also explain in greater detail the “mini-program” within Weixin to which you refer and tell us whether the manner in which a buyer accesses your platform affects the way in which you derive revenues.

The Company respectfully advises the Staff that the Company enhances buyer engagement and acquisition through user recommendation, which is a feature of the Company’s mobile platform that allows users to share product information with their friends and social contacts on social networks. Once the recipient opens the product information, he or she may elect to purchase the product directly through an individual purchase or a team purchase or may access the Company’s platform through the Pinduoduo mobile app or other access points to make a purchase. As such, the Company is unable to definitively track and quantify buyer traffic or purchases from social networks generally or from Weixin and QQ specifically, but has included qualitative description of such feature as a tool for buyer engagement on page 108 of the Revised Draft Registration Statement.

In addition, in response to the Staff’s comment, the Company has revised page 18 of the Revised Draft Registration Statement to include similar qualitative disclosure.  To avoid confusion, the Company updated the referenced disclosure to replace “source” with “come from.” The Company also revised page 108 of the Revised Draft Registration Statement to provide more detail regarding the “mini-program” within Weixin and whether it affects the way in which the Company derives revenues.

Management

Pinduoduo Partnership, page 119

20.                               We note that you plan to establish the Pinduoduo Partnership prior to completion of this offering and that it appears that the partnership will have rights with respect to the “nomination, appointment and evaluation of directors and key management (including the chief executive officer).” In light of the significance of these rights and in order for us to better understand the relationship between you and the Pinduoduo Partnership, please provide us with a copy of the Pinduoduo Partnership Agreement once available, translated into English as necessary. We may have comments on disclosure related to the partnership, once the terms and conditions enumerated in the second paragraph of this section are established.

The Company respectfully advises the Staff that while the Pinduoduo Partnership Agreement has yet been entered into, the Company will not be a party to this agreement and the terms thereunder are intended to bind the partners of the Pinduoduo Partnership exclusively. Therefore, the Company believes that the Pinduoduo Partnership Agreement is not required to be filed as an exhibit to the registration statement. To facilitate the Staff’s evaluation and review and for the benefit of investors, the Company has included on pages 129, 130 and 131 of the Revised Draft Registration Statement disclosure of all material terms of the Pinduoduo Partnership Agreement, as currently drafted. To the extent that any term under the definitive Pinduoduo Partnership Agreement is relevant to the corporate governance of the Company, the Company undertakes to cause the partners to tailor such terms to be compliant with applicable law and listing rules, to implement them into the amended and restated memorandum and articles of association to be adopted, which will become effective immediately prior to the completion of the offering, and file the same as an exhibit to the registration statement.

Related Party Transactions

Agreement and Business Cooperation with Tencent, page 129

21.                               Please expand the disclosure here to specify the material terms of your strategic cooperation framework agreement with Tencent. Refer to Item 4.a of Form F-1 and Item 7.B. of Form 20-F. Please also revise your disclosure throughout the prospectus, including the prospectus summary section to more clearly disclose your relationship with Tencent and the extent to which you are dependent upon Tencent platforms to conduct your business, or tell us why you do not believe such disclosure is required. In this regard, we note that you derive a significant amount of your traffic from Weixin and QQ, and also utilize Tencent’s payment platform to settle transactions on your website.

In response to the Staff’s comment, the Company has revised page 141 of the Revised Draft Registration Statement to expand the disclosure with respect to the Strategic Cooperation Framework Agreement with Tencent. A copy of the Strategic Cooperation Framework Agreement has been submitted as Exhibit 10.13 to the Revised Draft Registration Statement for the Staff’s review.

The Company respectfully advises the Staff that the Company has made the relevant disclosure in various places in the Draft Registration Statement with respect to its relationship with Tencent, including Tencent’s status as a principal shareholder of the Company, the services and functions provided by Tencent platforms, and the Strategic Cooperation Framework Agreement between the Company and Tencent. The Company does not believe that it is dependent upon Tencent platforms to conduct its business for the following reasons:

1.              The Company’s new e-commerce platform is offered on the Pinduoduo mobile app directly and can operate independently without any support or functionality provided by Tencent platforms. Buyers can access the Pinduoduo mobile platform, browse products and make purchases directly on the Pinduoduo mobile app without using any social networks.

2.              Weixin and QQ, due to their current large user base and broad reach in China, are easy choices for buyers to share product information and their purchase experiences with their friends, family and other social contacts. However, the social network landscape and buyer preferences may evolve over time. As the Company continues to expand its business, the Company may choose to collaborate with additional social networks to further enhance and enrich the social features of the Pinduoduo mobile platform.

3.              In addition to Weixin Pay and QQ Wallet, buyers can also select Alipay, which is a payment platform operated by an affiliate of

Alibaba, and Apple Pay to make payments and settle transactions conveniently on the Pinduoduo mobile platform.

Accordingly, the Company believes that additional disclosure with respect to the Company’s dependence on Tencent is not required.

Description of Share Capital, page 131

22.                               We note your disclosure on page 131 regarding “the automatic conversion of all of [y]our outstanding preferred shares” upon completion of the offering. Please tell us whether your outstanding Class B ordinary shares will convert into Class A ordinary shares upon completion of the offering, and, if so, please revise to so state and to disclose the conversion ratio. If the Class B ordinary shares will not convert and you will maintain the same dual-class share structure after the offering, please revise to add disclosure here, in the prospectus summary, and in the risk factor section discussing the disparate voting rights associated with your separate classes of shares and Mr. Huang’s resulting influence over your company.

The Company respectfully advises the Staff that the Company will adopt an amended and restated memorandum and articles of association, which will become effective and replace the current eighth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of the offering. The amended and restated memorandum and articles of association to be adopted will set forth the post-offering share capital structure  of the Company, which has yet to be determined as of the date hereof. The Company undertakes that the Company will include the referenced disclosure, as applicable, in the Company’s registration statement upon the adoption of such amended and restated memorandum and articles of association.

History of Securities Issuances

Preferred Shares, page 140

23.                               You state here that “part of” the $1.4 billion aggregate consideration for your March 2018 issuance of Series D preferred shares “consisted of certain business and strategic cooperation pursuant to and as specified in the Strategic Cooperation Framework Agreement between [you] and Tencent Mobility Limited.” Your disclosure in the table on page II-2 indicates that this “part” of the consideration amounted to $988.8 million. Please revise the disclosure in this section to clarify whether Tencent paid you any cash consideration for the Series D preferred shares, or instead whether you issued the shares to Tencent solely in consideration for the business and strategic cooperation contemplated in the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 152 and II-2 of the Revised Draft Registration Statement to clarify that the consideration for the Series D preferred shares issued to Tencent included both cash and certain business and strategic cooperation consideration.

Description of American Depositary Shares

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs, page 151

24.                               We note your disclosure on page 152 that “the deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against the depositary or our company related to our shares, the ADSs or the deposit agreement.” Please revise to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Revised Draft Registration Statement to clarify that the waiver of the right to a jury trial does not apply to claims made under the federal securities laws.

Notes to the Consolidated Financial Statements

General

25.                               Please disclose the amount of revenues from online marketing services versus commission fees from third party sales transactions, pursuant to the disclosure requirement in ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and F-28 of the Revised Draft Registration Statement.

2. Summary of Significant Accounting Policies

(m) Revenue recognition

Marketplace services, page F-19

26.                               We note your disclosure that revenues related to commissions on third party sales transactions are recognized at the time when the underlying transactions are completed. Please expand your disclosure to clarify when the third party transaction is considered to be completed.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and F-19 of the Revised Draft Registration Statement.

27.                               Please tell us the basis in GAAP for the timing of recognition and income statement classification of coupons issued to consumers. Explain whether the issuance of the coupons results in a loss on the future commission transaction and how this impacts your accounting. Also tell us your consideration of disclosing the amount of expense for each period presented.

The Company respectfully advises the Staff that the Company provides online marketplace services to third-party merchants and generates commission fee revenues as an agent.  In accordance with ASC 605-45, Revenue Recognition — Principal Agent Considerations, the Company determined the merchants to be its customers since the Company (i) is not primarily obligated to the consumers, (ii) does not take inventory of the merchant products sold on the Company’s platform, and (iii) has no latitude over pricing and the specifications of the merchant products.  Therefore, the consumers are not customers of the Company.

As it relates to the coupons issued to the consumers, the coupons are not issued by the Company on behalf of the merchants, and the consumers are not restricted in redeeming the coupons with any specific merchants.  Most importantly, all coupons are issued at the Company’s own discretion with the intention to promote its platform, without requiring the consumers to have made any purchases of merchant products.  As such, the issuance of the coupons by the Company to the consumers are outside the scope of ASC 605-50, Revenue Recognition-Customer Payments and Incentives, (“ASC 605-50”).

Accordingly, in analyzing the classification of the costs associated with the coupons issued to the consumers outside the scope of ASC 605-50, the Company determined that it is appropriate to recognize coupon costs as marketing expenses.  Furthermore, as the consumers are required to make purchases of merchant products in order to redeem the coupons, the Company does not have a present obligation to the consumers at the time of issuance, and therefore the coupon costs are recognized when the coupons are actually redeemed by the consumers as part of their purchases.

In addition, the issuance of coupons does not impact the amounts of commission fees that the Company charges the merchants for the online marketing services.  The Company always charges the merchants a fixed percentage commission rate on the gross value of merchant products sold, without regards to the issuance and redemption of coupons, which are marketing transactions unrelated to the Company’s services to the merchants. The cost of the coupons, when redeemed, are payable by the Company to the respective merchants. Therefore, the commission fees generated from the merchants that are recognized as the Company’s revenues from online marketplace services under ASC 605 are not affected by the amounts of costs incurred from the redemption of coupons recognized as marketing expense outside the scope of ASC 605.

In response to the Staff’s comment, the Company has also revised pages F-20 of the Revised Draft Registration Statement to disclose such amounts of marketing expenses for all periods presented.

28.                               As it relates to revenue recognition for online marketing services, please either confirm that all of your marketing service arrangements with customers provide for revenue on a cost-per-click basis, or if there are other types of marketing service arrangements, where, for example, you earn fees by virtue of displaying an advertisement over an agreed upon period of time, then please expand your disclosures to explain the timing of revenue recognition for each type of online marketing arrangement.

The Company respectfully advises the Staff that all of the Company’s marketing service arrangements with customers provide for revenue on a cost-per-click basis, with the exception of an immaterial amount of revenue on cost-per-display basis recognized during the year ended December 31, 2017. Such revenue continued to be immaterial to date.  There were no marketing services arrangements with customers during the year ended December 31, 2016.  As the amount of revenue for time-based marketing services arrangements was insignificant, the Company did not expand the disclosures for online marketing services.

9. Share-Based Compensation, page F-28

29.                               Please disclose the methods used to estimate the expected term, expected volatility, expected dividends, and risk-free interest rates. Refer to ASC 718-10-50-2(f).

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst &Young Hua Ming LLP, by telephone at +86-21-2228-2054 or via email at henry.song@cn.ey.com. Ernst &Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Zheng Huang, Chairman of the Board of Directors and Chief Executive Officer, Walnut Street Group Holding Limited

Henry Song, Partner, Ernst &Young Hua Ming LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP